================================================================================

                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                 ANNUAL REPORT
                           PURSUANT TO SECTION 15(d)
                      THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1997


                            TETRA Technologies, Inc.
                             401(k) Retirement Plan
                            (Full title of the plan)

                                ---------------

                            TETRA Technologies, Inc.
         (Name and issuer of the securities held pursuant to the plan)


                                25025 I-45 North
                           The Woodlands, Texas 77380
                    (Address of principal executive offices)

                                ---------------


================================================================================

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      TETRA Technologies, Inc.
                                      401(k) Retirement Plan


Date:  June 25, 1998                  By: /s/ Bass C. Wallace, Jr.
                                          ---------------------------------
                                          Bass C. Wallace, Jr.
                                          Committee Member

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                 TETRA TECHNOLOGIES, INC. 401(k) RETIREMENT PLAN

                          YEAR ENDED DECEMBER 31, 1997

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedules

                           Year ended December 31, 1997



                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.........................2
Statement of Changes in Net Assets Available for Plan Benefits...............3
Notes to Financial Statements................................................4


Supplemental Schedules

Item 27(a)  Schedule of Assets Held for Investment Purposes.................12
Item 27(d)  Schedule of Reportable Transactions.............................13

                         Report of Independent Auditors


Participants and Administrator of the
   TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for plan benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Houston, Texas
May 15, 1998                                               ERNST & YOUNG LLP

                 TETRA Technologies, Inc. 401(k) Retirement Plan

              Statements of Net Assets Available for Plan Benefits

                                                   DECEMBER 31
                                               1997            1996
                                           -----------     -----------
ASSETS
Cash and cash equivalents                  $    70,446     $    29,568
Investments at fair value                   10,660,783       7,376,545
Participant loans receivable                   439,503         321,045
Accrued income                                   5,824         139,426
Other receivables                                   --             833
                                           -----------     -----------
Total investments                           11,176,556       7,867,417

Employee contributions receivable              158,090         100,298
Employer contributions receivable               56,381         229,464
                                           -----------     -----------
Total contributions                            214,471         329,762
                                           -----------     -----------
Total assets                                11,391,027       8,197,179

LIABILITIES
Excess contribution refunds                    116,138          89,311
Other liabilities                               18,496          23,870
                                           -----------     -----------
Total liabilities                              134,634         113,181
                                           -----------     -----------
Net assets available for Plan benefits     $11,256,393     $ 8,083,998
                                           ===========     ===========


See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

         Statement of Changes in Net Assets Available for Plan Benefits


                               December 31, 1997

Additions:
   Contributions - employee                                     $  1,879,518
   Contributions - employer                                          644,606
   Rollovers                                                         203,841
                                                                ------------
Total additions                                                    2,727,965

Investment income:
   Interest and dividends                                            416,710
   Net realized and unrealized losses on investments                 (68,988)
                                                                ------------
Total investment income                                              347,722
                                                                ------------
Total contributions and investment income                          3,075,687

Deductions:
   Withdrawals and forfeitures                                      (626,445)
   Excess contribution refunds                                      (116,138)
                                                                ------------
Total deductions                                                    (742,583)

Other changes in net assets:
   Transfer from qualified plan                                      839,291
                                                                ------------
Total other changes in net assets                                    839,291

                                                                ------------
Net increase                                                       3,172,395
Net assets available for Plan benefits at beginning of year        8,083,998
                                                                ------------
Net assets available for Plan benefits at end of year           $ 11,256,393
                                                                ============


See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements


                                December 31, 1997


1. DESCRIPTION OF THE PLAN

GENERAL

The TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan"), which became effective January 1, 1990, is a profit sharing plan as defined by Section 401 of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All employees of TETRA Technologies, Inc. and its subsidiaries (the "Company") who have reached the age of 18 are eligible to join the Plan on the January 1 or July 1 first following the date of hire. Administrative expenses may be paid by either the Company or the Plan.

CONTRIBUTIONS

Employees may elect to contribute from 1% to 15% of their gross compensation to the Plan. Contributions for each employee are limited in any calendar year to an amount as determined by IRC regulations. For calendar year 1997, the maximum contribution allowed for each employee was $9,500. Prior to January 1, 1997, the Company, at the discretion of the Board of Directors, made matching contributions at the end of each fiscal year equal to a discretionary percentage of the contributions of each Plan participant. Effective January 1, 1997, the Company has elected to match, monthly, 50% of each participant's contributions which does not exceed 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING AND PAYMENT OF BENEFITS

All participant contributions vest immediately. All Company contributions vest according to the following schedule:

YEARS OF SERVICE                                 PERCENTAGE
                                                 ----------
Less than two                                       0%
Two but less than three                            25%
Three but less than four                           50%
Four but less than five                            75%
Five or more                                      100%

Upon an employee's death, his/her entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Amounts which are forfeited due to termination of employment reduce the employer's contribution under the Plan.

Upon full termination of the Plan, the employer shall direct the distribution of the assets to participants in accordance with the normal procedures for benefit distributions. All participant accounts will become 100% vested in the event of a Plan termination.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the participant loan fund. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

For the years ended December 31, 1997 and 1996, the fund investment options available to participants were as follows:

American Funds Growth Fund of America - Fund seeks to provide growth of capital by investing primarily in a diversified portfolio for which at least 65% of its asset value is composed of growth-type securities.

American Funds Washington Mutual Investors Fund - Fund seeks to provide current income and the opportunity for growth of principal by investing at least 95% of its assets in equity-type securities.

AIM Equity Fund Inc. Constellation Fund - Mutual fund seeks to provide capital appreciation by investing in common stocks, with an emphasis on medium-sized and smaller emerging growth companies.

American Funds Bond Fund of America - Fund seeks to provide as high a level of current income as is consistent with preservation of capital. The fund seeks to meet its objective by investing its assets primarily in a broadly diversified portfolio of fixed-income funds, typically intermediate to long-term securities.

Fidelity Advisor Growth Opportunities Fund - Fund seeks to provide capital growth by investing at least 65% of its total assets primarily in securities of companies that are believed to have long-term growth potential.

Euro-Pacific International Fund - Fund seeks to provide long-term growth of capital by investing at least 65% of its assets in equity securities of issuers domiciled in Europe or the Pacific Basin. The fund invests primarily in strong, growing companies based chiefly in the above geographical areas.

Invesco Mutual Fund GIC - Fund seeks preservation of capital while striving to achieve a high level of income by investing in a group of guaranteed investment contracts.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Wells Fargo Bank Short-Term Income Fund - Fund seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity. Effective January 2, 1997, the Wells Fargo Short-Term Income Fund replaced the TCB Short-Term Investment Fund as an investment option for Plan participants. These funds share similar investment objectives.

TETRA Technologies, Inc. Common Stock - TETRA Technologies, Inc., is a specialty inorganic chemical company that sells products, services, and process technologies to a variety of markets, including oil and gas, agriculture, and environmental services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements include the fund accounts of the Plan, which are maintained on a cash basis. The accompanying financial statements have been adjusted for accruals of contributions and income receivable.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The fair value of the fund accounts is based on quoted market prices on the last business day of the Plan year.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

3. INVESTMENTS

Effective July 1, 1993, Texas Commerce Bank was named Plan trustee and until January 2, 1997, all Plan investments passed through its clearing accounts prior to final investment in one of the nine alternative investment funds, based on the employee's allocation authorization. Alex Brown & Sons, Inc., serves as investment manager for the funds. Amounts authorized for allocation between funds at December 31, 1997 and transferred in 1997 and 1996, respectively, are reflected as amounts due (to) from other fund accounts in the statements of net assets available for plan benefits. Effective January 2, 1997, Wells Fargo Bank (Texas), N.A., was named custodian and trustee of the Plan.

4. FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995 stating that the Plan, as written, is qualified under Section 401(a) of the IRC. Continued qualification depends upon the operation of the Plan. It is the opinion of the Plan administrator and management that the Plan is operating as a qualified plan. As such, the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the IRC.

5. TRANSFER FROM QUALIFIED PLAN

On July 1, 1997, the assets of the American MicroTrace Savings Plan totaling approximately $839,000 were transferred into the Plan.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain legal and accounting fees and certain administrative expenses are absorbed by the Company.

7. EXCESS CONTRIBUTION REFUNDS

The IRC provides that the Plan cannot discriminate in favor of highly compensated individuals. To comply with these laws, contributions in excess of the IRC Section 401(k) and 401(m) limits and all earnings attributable to such contributions were required to be refunded to certain highly compensated participants. These amounts are designated on the statement of net assets available for benefits as "Excess contribution refunds" at December 31, 1997 and were refunded in June 1998 and May 1997, respectively.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

8. PRESENTATION OF FUND INFORMATION

The statements of net assets available for benefits with fund information as of December 31, 1997 and 1996 and the statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997 are presented as follows:

                                                                            DECEMBER 31, 1997
                                                                            PARTICIPANT-DIRECTED
                                         ------------------------------------------------------------------------------------------
                                                            AMERICAN        WELLS
                                                             FUNDS          FARGO
                                           AMERICAN        WASHINGTON       BANK           TETRA          AIM EQUITY
                                            FUNDS            MUTUAL      SHORT-TERM     TECHNOLOGIES,      FUND INC.      AMERICAN
                                         GROWTH FUND       INVESTORS       INCOME       INC. COMMON      CONSTELLATION   FUNDS BOND
                                         OF AMERICA          FUND           FUND           STOCK             FUND         FUND OF
                                                                                                                          AMERICA
                                         ------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                 $     --       $       --       $ 66,274       $    4,172       $       --      $     --
Investments at fair value                  408,181        1,974,317        806,000        2,964,301        1,968,812       194,608
Participant loans receivable                    --               --             --               --               --            --
Accrued income                                  --               --             --            5,824               --            --
                                         ------------------------------------------------------------------------------------------
Total investments                          408,181        1,974,317        872,274        2,974,297        1,968,812       194,608

Employee contributions receivable               --               --             --          158,090               --            --
Employer contributions receivable               --               --             --           56,381               --            --
                                         ------------------------------------------------------------------------------------------
Total contributions                             --               --             --          214,471               --            --
                                         ------------------------------------------------------------------------------------------
Total assets                               408,181        1,974,317        872,274        3,188,768        1,968,812       194,608

LIABILITIES
Excess contribution refunds                     --               --             --          116,138               --            --
Other liabilities                               --               --             --           18,496               --            --
                                         ------------------------------------------------------------------------------------------
Total liabilities                               --               --             --          134,634               --            --
                                         ------------------------------------------------------------------------------------------
Net assets available for Plan benefits    $408,181       $1,974,317       $872,274       $3,054,134       $1,968,812      $194,608
                                         ==========================================================================================

                                                                        DECEMBER 31, 1997
                                                                        PARTICIPANT-DIRECTED
                                                ----------------------------------------------------------------------------
                                                   FIDELITY
                                                   ADVISOR
                                                   GROWTH           INVESCO      EURO-PACIFIC
                                                OPPORTUNITIES       MUTUAL       INTERNATIONAL   PARTICIPANT
                                                    FUND           FUND GIC          FUND           LOANS             TOTAL
                                                ----------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                          $       --       $     --       $     --       $     --       $    70,446
Investments at fair value                           1,966,468        152,414        225,682             --        10,660,783
Participant loans receivable                               --             --             --        439,503           439,503
Accrued income                                             --             --             --             --             5,824
                                                ----------------------------------------------------------------------------
Total investments                                   1,966,468        152,414        225,682        439,503        11,176,556

Employee contributions receivable                          --             --             --             --           158,090
Employer contributions receivable                          --             --             --             --            56,381
                                                ----------------------------------------------------------------------------
Total contributions                                        --             --             --             --           214,471
                                                ----------------------------------------------------------------------------
Total assets                                        1,966,468        152,414        225,682        439,503        11,391,027

LIABILITIES
Excess contribution refunds                                --             --             --             --           116,138
Other liabilities                                          --             --             --             --            18,496
                                                ----------------------------------------------------------------------------
Total liabilities                                          --             --             --             --           134,634
                                                ----------------------------------------------------------------------------
Net assets available for Plan benefits             $1,966,468       $152,414       $225,682       $439,503       $11,256,393
                                                ============================================================================

                 TETRA Technologies, Inc. 401(k) Retirement Plan

8. PRESENTATION OF FUND INFORMATION (CONTINUED)

                                                                               DECEMBER 31, 1996
                                                                              PARTICIPANT-DIRECTED
                                             ---------------------------------------------------------------------------
                                                            AMERICAN FUNDS
                                                             WASHINGTON         TCB          TETRA           AIM EQUITY
                                            AMERICAN FUNDS    MUTUAL        SHORT-TERM    TECHNOLOGIES,       FUND INC.
                                             GROWTH FUND     INVESTORS      INVESTMENT     INC. COMMON     CONSTELLATION
                                             OF AMERICA        FUND            FUND          STOCK             FUND
                                             ---------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                    $     --       $       --       $ 21,147       $    8,421       $       --
Investments at fair value                     295,381        1,143,211        524,091        2,509,865        1,473,728
Participant loans receivable                       --               --             --               --               --
Accrued income                                 14,629           59,307          2,469                9               --
Other receivables                                  --               --             --              833               --
                                             --------------------------------------------------------------------------

Total investments                             310,010        1,202,518        547,707        2,519,128        1,473,728

Employee contributions receivable                  --               --             --          100,298               --
Employer contributions receivable                  --               --             --          229,464               --
                                             --------------------------------------------------------------------------
Total contributions                                --               --             --          329,762               --
                                             --------------------------------------------------------------------------

Total assets                                  310,010        1,202,518        547,707        2,848,890        1,473,728

LIABILITIES
Excess contribution refunds                        --               --             --           89,311               --
Other liabilities                                  --               --             --           23,870               --
                                             --------------------------------------------------------------------------
Total liabilities                                  --               --             --          113,181               --
                                             --------------------------------------------------------------------------
Net assets available for Plan benefits       $310,010       $1,202,518       $547,707       $2,735,709       $1,473,728
                                             ==========================================================================

                                                                               DECEMBER 31, 1996
                                                                              PARTICIPANT-DIRECTED
                                             -------------------------------------------------------------------------------------
                                                              FIDELITY
                                                              ADVISOR
                                            AMERICAN FUNDS    GROWTH          INVESCO    EURO-PACIFIC
                                             BOND FUND OF  OPPORTUNITIES      MUTUAL     INTERNATIONAL  PARTICIPANT
                                               AMERICA         FUND          FUND GIC       FUND          LOANS            TOTAL
                                             -------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                    $     --       $       --       $     --       $   --       $     --       $   29,568
Investments at fair value                     127,230        1,171,643        124,363        7,033             --        7,376,545
Participant loans receivable                       --               --             --           --        321,045          321,045
Accrued income                                     --           62,936             --           76             --          139,426
Other receivables                                  --               --             --           --             --              833
                                             -------------------------------------------------------------------------------------
Total investments                             127,230        1,234,579        124,363        7,109        321,045        7,867,417

Employee contributions receivable                  --               --             --           --             --          100,298
Employer contributions receivable                  --               --             --           --             --          229,464
                                             -------------------------------------------------------------------------------------
Total contributions                                --               --             --           --             --          329,762
                                             -------------------------------------------------------------------------------------
Total assets                                  127,230        1,234,579        124,363        7,109        321,045        8,197,179

LIABILITIES
Excess contribution refunds                        --               --             --           --             --           89,311
Other liabilities                                  --               --             --           --             --           23,870
                                             -------------------------------------------------------------------------------------
Total liabilities                                  --               --             --           --             --          113,181
                                             -------------------------------------------------------------------------------------
Net assets available for Plan benefits       $127,230       $1,234,579       $124,363       $7,109       $321,045       $8,083,998
                                             =====================================================================================

                 TETRA Technologies, Inc. 401(k) Retirement Plan

8. PRESENTATION OF FUND INFORMATION (CONTINUED)

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                                    PARTICIPANT-DIRECTED
                                            ----------------------------------------------------------------------------------
                                                             AMERICAN FUNDS        WELLS
                                                               WASHINGTON          FARGO
                                            AMERICAN FUNDS       MUTUAL            BANK             TCB             TETRA
                                            GROWTH FUND OF      INVESTORS       SHORT-TERM       SHORT-TERM      TECHNOLOGIES,
                                               AMERICA            FUND            INCOME         INVESTMENT       INC. COMMON
                                                                                   FUND             FUND            STOCK
                                            ----------------------------------------------------------------------------------
Additions:
   Contributions - employee                  $  30,700        $   331,868        $ 104,335        $      --        $   371,034
   Contributions - employer                         --                 --               --               --            644,606
   Rollovers                                    16,324             70,377            7,500               --             56,084
                                            ----------------------------------------------------------------------------------
Total additions                                 47,024            402,245          111,835               --          1,071,724

Investment income:
   Interest and dividends                       28,298             82,788           39,728               --             13,300
   Net realized and unrealized gains
      (losses) on investments                   25,365            238,247           50,960               --           (516,696)
                                            ----------------------------------------------------------------------------------
Total investment income                         53,663            321,035           90,688               --           (503,396)
                                            ----------------------------------------------------------------------------------
Total contributions and investment income      100,687            723,280          202,523               --            568,328

Deductions:
   Withdrawals and forfeitures                  (4,924)           (86,246)        (183,235)              --           (101,291)
   Excess contribution refunds                      --                 --               --               --           (116,138)
                                            ----------------------------------------------------------------------------------
Total deductions                                (4,924)           (86,246)        (183,235)              --           (217,429)

Other changes in net assets:
   Transfer from qualified plan                     --                 --          793,561               --                 --
   Transfers in (out)                            2,408            134,765           59,425         (547,707)           (32,474)
                                            ----------------------------------------------------------------------------------
Total other changes in net assets                2,408            134,765          852,986         (547,707)           (32,474)
                                            ----------------------------------------------------------------------------------
Net increase (decrease)                         98,171            771,799          872,274         (547,707)           318,425

Net assets available for Plan benefits at
   beginning of year                           310,010          1,202,518               --          547,707          2,735,709
                                            ----------------------------------------------------------------------------------
Net assets available for Plan benefits at
   end of year                               $ 408,181        $ 1,974,317        $ 872,274        $      --        $ 3,054,134
                                            ==================================================================================

                                                                             YEAR ENDED DECEMBER 31, 1997
                                                                               PARTICIPANT-DIRECTED
                                            ---------------------------------------------------------------------------------------

                                                                                   FIDELITY ADVISOR
                                              AIM EQUITY FUND    AMERICAN FUNDS        GROWTH
                                            INC. CONSTELLATION    BOND FUND OF      OPPORTUNITIES     INVESCO MUTUAL  EURO-PACIFIC
                                                   FUND             AMERICA             FUND            FUND GIC      INTERNATIONAL
                                                                                                                          FUND
                                            ---------------------------------------------------------------------------------------
Additions:
   Contributions - employee                     $   485,221        $  48,522        $   411,696        $  48,099        $  48,043
   Contributions - employer                              --               --                 --               --               --
   Rollovers                                         21,371            4,030             22,693            1,843            3,619
                                            ---------------------------------------------------------------------------------------
Total additions                                     506,592           52,552            434,389           49,942           51,662

Investment income:
   Interest and dividends                           148,894           12,327             66,508            9,960           14,907
   Net realized and unrealized gains
      (losses) on investments                       (26,065)          (2,180)           189,119           (3,027)         (24,711)
                                            ---------------------------------------------------------------------------------------
Total investment income                             122,829           10,147            255,627            6,933           (9,804)
                                            ---------------------------------------------------------------------------------------
Total contributions and investment income           629,421           62,699            690,016           56,875           41,858

Deductions:
   Withdrawals and forfeitures                      (77,278)         (63,580)           (77,739)          (5,889)          (2,135)
   Excess contribution refunds                           --               --                 --               --               --
                                            ---------------------------------------------------------------------------------------
Total deductions                                    (77,278)         (63,580)           (77,739)          (5,889)          (2,135)

Other changes in net assets:
   Transfer from qualified plan                          --               --                 --               --               --
   Transfers in (out)                               (57,059)          68,259            119,612          (22,935)         178,850
                                            ---------------------------------------------------------------------------------------
Total other changes in net assets                   (57,059)          68,259            119,612          (22,935)         178,850
                                            ---------------------------------------------------------------------------------------
Net increase (decrease)                             495,084           67,378            731,889           28,051          218,573

Net assets available for Plan benefits at
   beginning of year                              1,473,728          127,230          1,234,579          124,363            7,109
                                            ---------------------------------------------------------------------------------------
Net assets available for Plan benefits at
   end of year                                  $ 1,968,812        $ 194,608        $ 1,966,468        $ 152,414        $ 225,682
                                            =======================================================================================

                                                  YEAR ENDED DECEMBER 31, 1997
                                                     PARTICIPANT-DIRECTED
                                            ------------------------------------------
                                                      PARTICIPANT LOANS     TOTAL
                                            ------------------------------------------
Additions:
   Contributions - employee                            $        --        $  1,879,518
   Contributions - employer                                     --             644,606
   Rollovers                                                    --             203,841
                                            ------------------------------------------
Total additions                                                 --           2,727,965

Investment income:
   Interest and dividends                                       --             416,710
   Net realized and unrealized gains
      (losses) on investments                                   --             (68,988)
                                            ------------------------------------------
Total investment income                                         --             347,722
                                            ------------------------------------------
Total contributions and investment income                       --           3,075,687

Deductions:
   Withdrawals and forfeitures                             (24,128)           (626,445)
   Excess contribution refunds                                  --            (116,138)
                                            ------------------------------------------
Total deductions                                           (24,128)           (742,583)

Other changes in net assets:
   Transfer from qualified plan                             45,730             839,291
   Transfers in (out)                                       96,856                  --
                                            ------------------------------------------
Total other changes in net assets                          142,586             839,291
                                            ------------------------------------------
Net increase (decrease)                                    118,458           3,172,395

Net assets available for Plan benefits at
   beginning of year                                       321,045           8,083,998
                                            ------------------------------------------
Net assets available for Plan benefits at
   end of year                                         $   439,503        $ 11,256,393
                                            ==========================================


                             Supplemental Schedules

                 TETRA Technologies, Inc. 401(k) Retirement Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                             EIN: 74-2148293 PN: 001

                                December 31, 1997


                                                        DESCRIPTION
                                                       OF INVESTMENT
           IDENTITY OF ISSUE, BORROWER,                 (SHARES OR
             LESSOR, OR SIMILAR PARTY                      UNITS)            COST            MARKET
           ----------------------------                --------------        ----            ------
  AIM Equity Fund Inc.
     Constellation Fund                                     74,633       $ 1,792,961       $1,968,812

  American Funds Bond Fund of America                       13,901           190,911          194,608

  American Funds Growth Fund of America
                                                            21,735           339,828          408,181

  Euro-Pacific International Fund                            8,673           242,974          225,682

  American Funds Washington Mutual Investors Fund
                                                            65,052         1,551,237        1,974,317

  *Wells Fargo Bank Short-Term Income Fund
                                                           806,000           806,000          806,000

  Fidelity Advisor Growth
     Opportunities Fund                                     46,324         1,590,360        1,966,468

  Invesco Mutual Fund GIC                                  152,414           152,414          152,414

  *TETRA Technologies, Inc.
     common stock                                          140,735         2,334,108        2,964,301

  *Loans to participants (maturities approximate
     3 years at rates ranging from 9% to 10% per
     annum)                                                     --                --          439,503
                                                                         -----------       -----------
Total                                                                    $ 9,000,793       $11,100,286
                                                                         ===========       ===========


  *Party-in-interest

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                Item 27(d) - Schedule of Reportable Transactions

                             EIN: 74-2148293 PN: 001


                           Year ended December 31, 1997

                                                                                                             CURRENT
                                                                                                             VALUE OF
                                                                                                             ASSET AT
                                                                          SELLING     PURCHASE    COST OF     DATE OF       NET
                         DESCRIPTION OF ASSETS                             PRICE       PRICE       ASSET    TRANSACTION     GAIN
                         ---------------------                             -----       -----       -----    -----------     ----
CATEGORY (i) - SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

WELLS FARGO BANK SHORT-TERM INCOME FUND
1 Purchase of 531,271 shares                                              $     --    $531,271    $531,271    $531,271    $    --
1 Purchase of 641,330 shares                                                    --     641,330     641,330     641,330         --
1 Sale of 641,330 shares                                                   641,330          --     641,330     641,330         --

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

AIM EQUITY FUNDS INC. CONSTELLATION FUND
76 Purchases of 30,771 shares                                                   --     848,307     848,307     848,307         --
75 Sales of 14,353 shares                                                  381,905          --     323,851     381,905     58,054

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND
81 Purchases of 19,349 shares                                                   --     791,592     791,592     791,592         --
67 Sales of 6,211 shares                                                   244,680          --     195,864     244,680     48,816

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                             EIN: 74-2148293 PN: 001


                           Year ended December 31, 1997

                                                                                                          CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSET AT
                                                         SELLING          PURCHASE       COST OF          DATE OF          NET
                         DESCRIPTION OF ASSETS            PRICE            PRICE          ASSET         TRANSACTION       GAIN
                         ---------------------            -----            -----          -----         -----------       ----
CATEGORY (iii) SERIES OF TRANSACTIONS IN EXCESS OF
  5% OF PLAN ASSETS

TETRA TECHNOLOGIES INC. COMMON STOCK
74 Purchases of 48,935 shares                           $       --      $1,224,316      $1,224,316      $1,224,316      $     --
57 Sales of 13,013 shares                                  319,735              --          66,994         319,735       252,741

AMERICAN FUNDS WASHINGTON MUTUAL INVESTOR FUND
93 Purchases of 29,654 shares                                   --         859,984         859,184         859,184            --
60 Sales of 11,055 shares                                  314,135              --         239,162         314,135        74,973

WELLS FARGO BANK SHORT-TERM INCOME FUND
151 Purchases of 3,598,068 shares                               --       3,598,068       3,598,068       3,598,068            --
152 Sales of 2,808,073 shares                            2,808,073              --       2,808,073       2,808,073            --

                               INDEX TO EXHIBITS

Exhibit
Number                 Description
-------                -----------

  23          Consent of Independent Auditors